Mission NewEnergyLimited
One Mission : One Energy : NewEnergy

Interim Financial Report for the Half-year ended

31 December 2017

Table of Contents

Director’s report	3
Review of operations	3
Lead Auditor’s Independence Declaration	4
Consolidated statement of profit or loss and other comprehensive income	5
Consolidated statement of financial position	7
Consolidated statement of changes in equity	8
Consolidated statement of cash flows	9
Notes to the consolidated interim financial statements	10
Directors declaration	14
Independent review report to the members of Mission NewEnergy Ltd	15

Directors’ report

The Director’s present their report together with the consolidated interim financial report for the six months ended 31 December 2017 and the review report thereon.

Directors

The Director’s of the Company at anytime during or since the end of the interim period are:

Name	Period of Directorship
Executive
Dato’ Nathan Mahalingam (Group Chief Executive Officer)	Director since 17 November 2005
Mr Guy Burnett (Chief Financial Officer)	Director since 6 April 2009
Mr James Garton (Head of Corporate Finance)	Director since 1 July 2014

Review of operations

Summary of results

Revenue for the consolidated group amounted to $1,003 (2015: $5,697). Net loss of the consolidated group from continuing operations, after providing for interest, impairment, depreciation, amortisation and income tax amounted to $137,943 (2015: $4,938,767 loss).

Dividends Paid or Recommended

No dividends have been paid or declared for payment.

Review of Operations
Corporate
On 5 December 2016, Mission NewEnergy Ltd (MBT) announced that it had entered into a Heads of Agreement to acquire the business operations of the AUS Group (“AUS”, “VENDORS”), a leading manufacturer of building materials products in Australia. On 19 January 2018 Mission MBT terminated this agreement because AUS has not been able to fulfil its requirements to restructure its operations and complete a pre-reverse take-over (RTO) funding round to meet immediate growth working capital requirements.

MBT will continue to look for RTO opportunities and re-assess options available. In the event that a transaction is concluded, Mission may be required to re-comply with ASX listing rules, which includes shareholder approval for a significant change to the nature and scale of Missions activities as per ASX Chapter 11.

Capital Markets and Funding
    There have been no Capital Market matters undertaken during the current financial year.

Biodiesel feedstock Segment

MBT and its subsidiaries (together referred to as the “Group”) owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company. FGVGE was assessing whether it will complete a retrofit of the 250,000 tpa refinery. The retrofit of the refinery has stalled and is awaiting a positive decision from its owners as to whether to progress the project.

At 30 June 2017 the Group had classified this asset as held for sale because the Group was required to dispose of this asset as part of the aforementioned RTO.

In assessing the carrying value of the investment, the following factors were considered by the Directors:

o
Mission does not hold a refining asset, however it holds a 20% share in the refining JV,
o
This refining JV is not a listed publically traded entity with a readily determinable share price, nor is there a ready market to sell the 20% holding,
o
Mission does not have the voting or management rights to force any actions on the JV company, (be that to commence refurbishment, sell the asset as a going concern or for sell for scrap value),
o
Should the JV company require further equity funding to undertake the refurbishment the group has insufficient current cash proceeds to protect its equity position and hence our shareholding position would likely be diluted.
At 30 June 2017, the Group had written the investment to $zero and was actively trying to dispose of its 20% stake in the joint venture company. Despite the proposed RTO transaction having been terminated, the group continues to look for buyers of the asset. At 31 December 2017, MBT continues to classify the asset at held for sale, and is still carried at zero value. Should the Group sell the refinery an impairment reversal (to the value of the sale, less transaction costs) is expected to be recognised in the financial records of the Group.

Financial Position
The Group showed a loss for the six months ended 31 December 2017 of $137,943 (2016: $4,938,767 loss), a current assets less current liability surplus of $55,864 (30 June 2017: $192,768) and a net asset surplus of $57,434 (30 June 2017: surplus $194,516) at balance date. The Group’s net cash used in operating activities for the six months ended 31 December 2017 was $111,632 (2016: used $831,911).

Subsequent Events

On 19 January 2018 Mission terminated an agreement to acquire the business operations of the AUS Group because AUS has not been able to fulfil its requirements to restructure its operations and complete a pre-RTO funding round to meet immediate growth working capital requirements.

There have been no other significant subsequent events up until the date of signing this financial report.

Significant Changes in State of Affairs

Other than what is described above, there have been no significant changes to the state of affairs up to the date of signing this financial report.

Lead auditor’s independence declaration
The lead auditor’s independence declaration is set out on page 5 and forms part of the Directors’ Report for the six months ended 31 December 2017.

Dated at Perth this 28th day of February 2018.
Signed in accordance with a resolution of the Directors:
_______________________________
Dato’ Nathan Mahalingam
Managing Director

Mission NewEnergy Ltd

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

Lead Auditor’s Independence Declaration

DECLARATION OF INDEPENDENCE BY WAYNE BASFORD TO THE DIRECTORS OF MISSION NEWENERGY LIMITED
As lead auditor for the review of Mission NewEnergy Limited for the half-year ended 31 December 2016, I declare that, to the best of my knowledge and belief, there have been:
1. No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
2. No contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Mission NewEnergy Limited and the entity it controlled during the period.

Wayne Basford
Director
BDO Audit (WA) Pty Ltd
Perth, 28 February 2017

Mission NewEnergy Ltd

Consolidated statement of profit or loss and other comprehensive income
For the six months ended on 31 December 2017

Note		31.12.2017	31.12.2016
Continuing operations
Other revenue	5	1,003	5,697
Total revenue		1,003	5,697
Employee benefits expense		-	(437,593)
Net foreign exchange (loss)/gain		(6,890)	(553,658)
Travel expenses		(49)	(60,905)
Shareholder expenses		(54,194)	(32,856)
Other expenses from ordinary activities		(72,235)	(205,083)
Rental expenses		(4,113)	(7,908)
Impairment of investment in associate	10	-	(3,608,038)
Depreciation and amortisation		(240)	(250)
Finance Cost		(1,225)	-
(Loss)/Profit from operations before income tax		(137,943)	(4,900,593)
Income tax (expense)/benefit		-	-
Net (Loss)/Profit for the period		(137,943)	(4,900,593)
Share of net loss of associate accounted for using the equity method		-	(38,173)
(Loss)/Profit for the year		(137,943)	(4,938,767)
Attributable to:
Members of the parent		(137,943)	(4,938,767)

Mission NewEnergy Ltd

Consolidated statement of profit or loss and other comprehensive income (contd.)
For the six months ended on 31 December 2017

	31.12.2017	31.12.2016

Profit / (Loss) for the period	(137,943)	(4,938,767)
Other comprehensive income Items that will be realised through profit or loss: Exchange differences on translating foreign operations	(861)	(533,667)
Other comprehensive (loss)/income for the period net of tax	(861)	(533,667)
Total comprehensive (loss)/income for the period	(138,804)	(5,472,434)
Attributable to owners of the parent	(138,804)	(5,472,434)
Attributable to non-controlling interests	-	-
Comprehensive (loss)/income from Continuing Operations	(138,804)	(5,472,434)

Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	6	(0.003)	(0.12)

Earnings per share from profits attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	6	(0.003)	(0.12)

The accompanying notes form part of this financial report

Mission NewEnergy Ltd

Consolidated statement of financial position
As at 31 December 2017
Note		31.12.2017	30.06.2017
CURRENT ASSETS
Cash and cash equivalents		270,270	387,840
Trade and other receivables		-	6,134
Other assets		27,125	3,751
Total current assets		297,395	397,725
NON-CURRENT ASSETS
Property, plant and equipment		1,570	1,748
Total non-current assets		1,570	1,748
TOTAL ASSETS		298,965	399,473
CURRENT LIABILITIES
Trade and other payables		57,646	21,072
Short-term provisions		183,885	183,885
Total current liabilities		241,531	204,957
TOTAL LIABILITIES		241,531	204,957
NET ASSETS / (LIABILITIES)		57,434	194,516
EQUITY
Issued capital	7	523,197	523,197
Reserves		1,185,514	1,184,653
Accumulated losses		(1,651,277)	(1,513,334)
TOTAL EQUITY		57,434	194,516

The accompanying notes form part of this financial report

Mission NewEnergy Ltd

Consolidated statement of changes in equity
For the six months ended 31 December 2017

Consolidated Group	Ordinary Share Capital	Accumulated Profit / (loss)	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total
1 July 2017	523,197	(1,513,334)	150,000	1,034,653	194,516
Profit (loss) attributable to members of the Group	-	(137,943)	-	-	(137,943)
Other comprehensive income/(loss) for the period	-	-	-	861	861
Total comprehensive income	523,197	(1,651,277)	150,000	1,035,514	57,434
31 December 2017	523,197	(1,651,277)	150,000	1,035,514	57,434

Consolidated statement of changes in equity
For the six months ended 31 December 2016

Consolidated Group	Ordinary Share Capital	Accumulated Profit / (loss)	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total
1 July 2016	523,197	3,037,270	150,000	1,054,799	4,765,266
Profit (loss) attributable to members of the Group	-	(4,900,593)	-	-	(4,900,593)
Share of net profit of associate accounted for using the equity method	-	(38,173)	-	-	(38,173)
Other comprehensive income/(loss) for the period	-	-	-	533,667	533,667
Total comprehensive income	523,197	(1,901,496)	150,000	1,588,466	360,167
31 December 2016	523,197	(1,901,496)	150,000	1,588,466	360,167

The accompanying notes form part of this financial report

Mission NewEnergy Ltd
Consolidated statement of cash flows
For the six months ended 31 December 2016
Note	31.12.2017	31.12.2016
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees	(112,569)	(837,056)
Interest received	1,003	5,668
Finance costs	-	-
Income tax paid	(66)	(523)
Net cash used in operating activities	(111,632)	(831,911)

CASH FLOWS FROM INVESTING ACTIVITIES
Retention released	-	1,056,870
Payable associated with retention settled	-	(1,056,870)
Net cash generated from investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings	-	-
Net cash used in financing activities	-	-

NET INCREASE/(DECREASE) IN CASH HELD	(111,632)	(831,911)
Cash at beginning of the financial year	387,879	1,400,538
Effects of exchange rate fluctuations of cash held in foreign currencies	(5,977)	(19,934)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	270,270	548,693

The accompanying notes form part of this financial report

Mission NewEnergy Ltd

Notes to the consolidated interim financial statements

For the six months ended 31 December 2017

1. Nature of operations and general information
Mission New Energy Limited is a renewable energy company domiciled in Australia (ACN: 117 065 719) and:
●
listed on the ASX (MBT). Currently the shares on the ASX are in voluntary suspension;
●
that has a 20% interest in an Associate owning a 250,000 tpa (approx. 75 million gallon p.a.) biodiesel refinery, located in Malaysia. At 31 December 2017 the carrying value remains written down to NIL. A planned retrofit of the refinery has stalled and is awaiting a positive decision from its owners as to whether to progress the project.

2. Basis of preparation

The interim consolidated financial report of the Company as at and for the six months ended 31 December 2017 comprises the Company and its subsidiaries (together referred to as the “Group”), and have been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The consolidated interim financial report does not include all of the information required for a full annual financial report, and should be read in conjunction with the consolidated annual financial report of the Group as at and for the year ended 30 June 2017. The consolidated annual financial report of the Group as at and for the year ended 30 June 2017 is available upon request from the Company’s registered office at Unit B9, 431 Roberts Road, Subiaco WA 6008 or at www.missionnewenergy.com.

This consolidated interim financial report was approved by the Board of Directors on the 28th February 2018.

Going concern

The Group realised a net operating loss for the period ended 31 December 2017 of $137,943 and incurred net cash outflows from operating activities of $111,632. At 31 December 2017 the Group had a current asset surplus of $55,864. The Groups only asset is a 20% stake in a joint venture company that owns a non-operational refinery requiring a retrofit which has stalled and is awaiting a positive decision from its owners as to whether to progress the project.

The ability of the Group to continue as a going concern is dependent on securing additional funding through the issue of further equity or debt, via a future RTO, generating positive cash flows from existing or new operations, and/or realising cash through the sale of its 20% share in the associate.

After disposing of its interests in the joint venture, the Group will have no operations or means of generating operating cash inflows.

These conditions indicate a material uncertainty that may cast a significant doubt about the Group’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

Management believe there are sufficient funds to meet the Group’s working capital requirements as at the date of this report, and that there are reasonable grounds to believe that the Group will continue as a going concern because of a combination of the following reasons:

●
raising additional funding through debt and/or equity;
●
reduction of expenditure where the Directors have agreed to not draw a fee or accrue a salary;
●
the group has received confirmation from its employees and Directors that they will not call on their annual leave entitlements until the Group has a clear ability to pay;
●
 generate positive cash flows from new operations; and
●
realise cash through the sale of its 20% share in the associate.

The financial statements have been prepared on a going concern basis.

Should the Group not be able to continue as a going concern, it may be required to realise its assets and discharge its liabilities at amounts that differ from those stated in the financial statements. The financial report does not include any adjustment relating to the recoverability and classification of recorded assets or liabilities that might be necessary should the entity note continue as a going concern.

3. Significant accounting policies

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting.

Mission NewEnergy Ltd

4. Estimates
The preparation of interim financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates.
Except as described below, in preparing this consolidated interim financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at and for the year ended 30 June 2017. During the six months ended 31 December 2017 management reassessed its estimates in respect of:

a. Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Investments in associates

In assessing the carrying value of the investment, the following factors were considered by the Directors:

o
Mission does not hold a refining asset, however it holds a 20% share in the refining JV,
o
This refining JV is not a listed publically traded entity with a readily determinable share price, nor is there a ready market to sell the 20% holding,
o
Mission does not have the voting or management rights to force any actions on the JV company, (be that to commence refurbishment, sell the asset as a going concern or for sell for scrap value),
o
Should the JV company require further equity funding to undertake the refurbishment the group has insufficient current cash proceeds to protect its equity position and hence our shareholding position would likely be diluted.

The full carrying value of the asset was written down in a prior reporting period. Should the Group sell the investment in the refinery an impairment reversal (to the value of the sale, less transaction costs) is expected to be recognised in the financial records of the Group.

5. Other revenue
	31.12.2017	31.12.2016
Other revenue - interest	1,003	5,697
	1,003	5,697

6. Earnings per share
The calculation of the basic earnings per share is based on profits/(losses) attributable to ordinary shareholders divided by the weighted average number of shares in issue during the period.
Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below.
	31.12.2017	31.12.2016
Profit/(loss) after tax and earnings attributable to ordinary share holders	(137,943)	(4,938,767)
Weighted average number of shares (used for basic earnings per share)	40,870,275	40,870,275
Basic earnings per share – continuing operations - $	(0.003)	(0.12)
Basic earnings per share – attributable to ordinary equity holders - $	(0.003)	(0.12)

7.
Share issues

During the six months to 31 December 2017, there were no new issues of ordinary shares.

	Numbers	A$ (net of issue costs)
30 June 2016	40,870,275	523,197
Share issue	-	-
30 June 2017	40,870,275	523,197
Share issue	-	-
31 December 2017	40,870,275	523,197

Mission NewEnergy Ltd
Condensed notes to the consolidated interim financial statements (contd.)

8.
Segment report
For the six months ended 31 December 2017

	Corporate	Malaysia Operations	Consolidated
External sales	-	-	-
Other revenue	1,003	-	1,003
Total segment revenue	1,003		1,003
Segment result	(127,478)	(10,465)	(137,943)

Profit / (Loss) from ordinary activities before income tax			(137,943)
Segment assets	272,001	26,964	298,965
Segment liabilities	(241,531)	-	(241,531)

For the six months ended 31 December 2016
	Corporate	Malaysia Operations	Consolidated
External sales	-	-	-
Other revenue	3,587	2,110	5,697
Total segment revenue	3,587	2,110	5,697
Segment result	(539,690)	(4,399,077)	(4,938,767)

Profit / (Loss) from ordinary activities before income tax			(4,938,767)
Segment assets	499,383	94,022	593,405
Segment liabilities	(233,238)	-	(233,238)

The Managing Director/Group Chief Executive Officer is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Group Chief Executive Officer.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, and property, plant and equipment, net of allowances, provisions and accumulated depreciation and amortisation. Segment liabilities consist principally of payables, employee benefits, accrued expenses and borrowings. Segment assets and liabilities do not include deferred income taxes. Segments exclude discontinued operations.

There were no intersegment transfers

Business and Geographical Segments
The Group has two key business segments. The Group’s business segments are located in Malaysia with the Group’s head office located in Australia. The Biodiesel Refinery segment is located in Malaysia and is now deemed to be a discontinued operation.

9. Capital commitments

Capital expenditure commitments
There are no capital commitments at 31 December 2017.

Mission NewEnergy Ltd

10. Non-current assets held for sale
        The Parent entity, Mission NewEnergy Ltd owns a 20% share in a Joint Venture Company called FGV Green Energy Sdn Bhd which owns a 250,000 tpa refinery. The refinery is currently not operational. This shareholding is held via a 100% owned subsidiary company, M2 Capital Sdn Bhd.

        In December 2016 the Group has entered into a transaction to acquire the assets and business operations of the Aus Group. This agreement required the sale of the Investment into FGV GE, held via Missions 100% owned subsidiary, M2 Capital Sdn Bhd. Accordingly, this investment was classified as a non current asset  held for sale. Despite the proposed RTO transaction having been terminated, the group continues to look for buyers of the asset.

        As discussed in Note 4, Estimates, the carrying value of the investment in associate has been written down to NIL.

11. Contingent Assets and Liabilities

The Group is not aware of any contingent liabilities or contingent assets as at 31 December 2017.

12. Related parties

Transactions between related parties are on normal commercial terms and conditions are no more favourable than those available to others parties, unless otherwise stated. During the six months ended 31 December 2017, the Company paid $4,113 rent to an entity owned by the Group Managing Director.

13. Dividend
No dividends have been paid or declared for payment during the six months ended 31 December 2017.
14. Subsequent Events
There have been no significant subsequent events up until the date of signing this financial report.

Mission NewEnergy Ltd

Directors’ declaration
In the opinion of the directors of Mission New Energy Limited:

1. The financial statements and notes set out on pages 6 to 18 are in accordance with the Corporations Act 2001 including:

(a) giving a true and fair view of the Group’s financial position as at 31 December 2017 and of its performance for the six month period ended on that date; and

(b) complying with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

2. There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Perth this 28th day of February 2018.
Signed in accordance with a resolution of the directors:

_________________________
Dato’ Nathan Mahalingam
Group Chief Executive Officer

Mission NewEnergy Ltd

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

Independent review report to the members of Mission NewEnergy Ltd

INDEPENDENT AUDITOR’S REVIEW REPORT

To the members of Mission NewEnergy Limited
Report on the Half-Year Financial Report
Conclusion
We have reviewed the half-year financial report of Mission NewEnergy Limited (the Company) and its  subsidiaries (the Group), which comprises the consolidated statement of financial position as at 31 December 2017, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the halfyear then ended, notes comprising a statement of accounting policies and other explanatory information, and the directors’ declaration.

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of the Group is not in accordance with the Corporations Act 2001 including:
(i) Giving a true and fair view of the Group’s financial position as at 31 December 2017 and of its financial performance for the half-year ended on that date; and
(ii) Complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

Emphasis of matter – Material uncertainty relating to going concern
We draw attention to Note 2 in the financial report which describes the events and/or conditions which give rise to the existence of a material uncertainty that may cast significant doubt about the Group’s ability to continue as a going concern and therefore the Group may be unable to realise its assets and discharge its liabilities in the normal course of business. Our conclusion is not modified in respect of this matter.

Directors’ responsibility for the Half-Year Financial Report
The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2017 and its financial performance for the half-year ended on that date and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation other than for the acts or omissions of financial services licensees

Mission NewEnergy Ltd

As the auditor of the Group, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence
In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of the Group, would be in the same terms if given to the directors as at the time of this auditor’s review report.

BDO Audit (WA) Pty Ltd
Wayne Basford
Director
Perth, 28 February 2018